Cowan, Mark A.

From: Cowan, Mark A.
Sent: Tuesday, March 16, 2010 11:16 AM
To: 'tphillips@lordabbett.com'
Subject: Lord Abbett Series Fund (33-31072)

Mr. Phillips,
Please find below our comments on the Lord Abbett Series Fund post-effective amendment. If you have any questions, please feel free to call me at (202) 551-6765.

Mark Cowan

1.   Fees and Expenses

        a.   Because the Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio and Value Opportunities Portfolio are new funds, please confirm to the staff whether "other expenses" are estimated amounts for the current fiscal year. If so, please disclose in a footnote.

        b.   Please use a smaller type font for the footnote disclosure so as not to be confused with the text of the table.

        c.   The disclosure that "Your expenses would be the same if you did not redeem your shares" is confusing for variable product funds. For consistency with other variable product funds, please remove.

2.   Portfolio Turnover

        Please consider removing the disclosure stating higher portfolio turnover "may result in higher taxes when Fund shares are held in a taxable account" as it is not relevant to funds to be held in a variable insurance contract.

3.   Principal Investment Strategies/Principal Risks

        a.   Developing Growth Portfolio. With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

        b.   International Core Equity Portfolio. Please provide the capitalization range of the MSCI EAFE Index. With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

        c.   Total Return Portfolio. Please disclose that high-yield debt securities are also commonly known as "junk bonds." There appear to be certain types of securities that the fund will invest in as a principal strategy that are included in the Item 9 disclosure, but omitted from the summary (e.g., types of mortgage securities and floating or adjustable rate senior loans).

        d.   Value Opportunities Portfolio. Please define "small and mid-sized companies." Also, please disclose all the types of derivative securities that the fund may invest.

        e.   Growth & Income Portfolio, Growth Opportunities Portfolio and International Portfolio. Please include risks associated with convertible securities and any risks involved with investing in trusts, partnerships and limited liability companies. With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

        f.   Classic Stock Portfolio. Please define "large, seasoned" companies. Also, please include risks associated with convertible securities and any risks involved with investing in trusts, partnerships and limited liability companies. With respect to frequent trading risk, is an increase in taxable capital gains relevant to this portfolio?

05/04/2010

g. <u>Mid Cap Value Portfolio</u>. Please include risks associated with convertible securities and any risks involved with investing in trusts, partnerships and limited liability companies. Also, based on the derivatives risk disclosure, please include swaps as a type of security included as a principal strategy.

4. Performance

With respect to the bar charts, please remove the horizontal lines on those other than the zero axis.

5. Payments to Insurance Companies and their Affiliates

a. Please disclose that fund payments to the sponsoring insurance company may create a "conflict of interest."

b. Item 8 relates to payments to broker dealers and other intermediaries that sell the contract. In addition to what is disclosed, please address this item requirement.

6. Financial Highlights

Please disclose that the financial highlights do not include separate account charges and that such charges would reduce total return figures.

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765

05/04/2010